

OFFERING MEMORANDUM

facilitated by



Hiatus Wine, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Hiatus Wine, LLC
State of Organization	KS
Date of Formation	10/15/2020
Entity Type	Limited Liability Company
Street Address	503 Miller Dr, Wamego KS, 66547
Website Address	https://hiatuswine.com/

(B) Directors and Officers of the Company

Key Person	Benjamin Gaeddert
Position with the Company Title First Year	Co-Owner 2020
Other business experience (last three years)	BlueJacket Crossing Vineyard and Winery | Eudora, KS *Viticulturist* JANUARY 2020 - OCTOBER 2020 • Performing and supervising others in every stage of the annual cycle of grape growing labor to maximize fruit quality and quantity. • Assisting the Winemaker in achieving house stylistic quality

through vineyard interventions and winery cellar work.

Davenport Orchards and Winery | Eudora and Topeka, KS
Viticulturist and Winemaking Assistant

MAY 2011 - SEPTEMBER 2020

- Implementing large-scale vineyard management procedures to efficiently produce wingrapes.

- Participating in each step of the winemaking process from planting grapevines to managing a Farm Winery Outlet.

U.S. Department of Veterans Affairs | Topeka, KS
Responder: Veterans and Military Crisis Line

OCTOBER 2018 - NOVEMBER 2019

- Empathetically engaging with Veterans and Active Duty Servicemembers experiencing behavioral health crises.

- Building interpersonal connection and communication in order to ensure caller or focus safety in life-threatening situations.

Key Person	Henri Gaeddert
Position with the Company Title First Year	Co-Owner 2020
Other business experience (last three years)	- YOUNG ADULT DIVISION BOARD REPRESENTATIVE Jewish Federation of KC | Kansas City, KS | Aug 2020 - Present - New startup board focusing on enriching the Jewish young adult community in Kansas City - Participates in fundraising efforts

- Collaborates on planning and executing events

- Serves as representative to the Federation Board of Directors

- Assists with young adult outreach

- STUDENT LIBRARY ASSISTANT Kenneth Spencer Research Library | Lawrence, KS | June 2019 - February 2021

  - Serving as first point of contact for patrons and monitoring access to reading room

  - Utilizing accuracy and attention to detail in all facets of job performance

  - Functioning in several roles to fulfil various project needs of library

  - Using several different computer tracking and management systems to monitor access and

  use of materials

  - Periodically updating and correcting errors in data entry systems

- DAY OF DISCOVERY ASSISTANT Kansas City Rabbinical Association | Kansas City, KS | Jan 2018 - Present

  - Collaborates with committee members on problem solving past issues

  - Assists in planning and organizing large yearly event

  - Reviews and approves potential presenters/educators

  - Performs any needed day-of event functions

- MEMBER, BOARD OF DIRECTORS Temple Beth Sholom | Topeka, KS | June 2018 - Oct 2019

- Supported the synagogue's mission by providing leadership and governance

- Brainstormed new ideas for programming and improving efficiency

- Served as leading organizer of young adult programming

- Led religious services and greeted members and guests

- Solicited donations for the synagogue's annual fundraiser

- Managed and operated synagogue's social media pages

- Assisted with event planning and setup

- Co-led kosher wine adult education event in November of 2017

- CLIENT INTAKE ASSISTANT
  Just Food | Lawrence, KS | March 2018 - July 2019

  - Interacted with clients upon arrival and initiated provision of services

  - Collected information from new clients to enroll them in services

  - Explained service allocation to new clients

  - Collaborated with organization's directors on any unique circumstances

  - Assisted with other duties when needed

  - Completed data entry in various capacities

- LABORER & TASTING ROOM ASSISTANT
  Davenport Vineyard & Winery |

	Eudora, KS | Aug 2015 - May 2016
	- Participated in harvesting and pruning grape vines
	- Assisted with wine production and equipment sanitation
	- Co-led wine tastings at community event in Eudora, KS
	- Assisted in leading wine tastings at farm-winery outlet tasting room in Topeka, KS

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Benjamin Gaeddert	50%
Henri Gaeddert	50%

(D) The Company's Business and Business Plan

The Team

Benjamin Gaeddert, Winemaker/Owner

Ben is possibly the only native Kansan whose second grade homeschool curriculum included a winemaking unit; needless to say, his parents fostered an interest in wine. In 2011, he worked his first vintage at a local winery, where he continued in a number of different capacities through college and the beginning of his Social Work career. In 2012, he completed Oklahoma State University Extension's Grape Management certificate and achieved the accreditation as a Certified Specialist of Wine through the Society of Wine Educators. Since then he has participated, and supervised others, in every step of the vineyard and winemaking processes from planting new grape vines through bottling and selling their finished product at multiple commercial wineries in Kansas. While a student at the University of Kansas, he managed a farm winery outlet and after graduating, obtained Social Work licensure. Most recently Ben worked in the behavioral health field through crisis-intervention work with US Military Veterans and Active Duty Servicepeople. This experience reinforced Ben's calm demeanor and enhanced his interpersonal communication and guidance skills.

In early 2020, Ben returned to full-time work in the Kansas Wine industry, providing contract vineyard management and winemaking assistance to multiple local wineries, before building on these successes to establish Hiatus Wine He is currently building on his CSW credential to obtain recognition as a Certified Sommelier and is preparing to sit the Certified Wine Educator examinations in 2021. Hiatus Wine's education, team building, and corporate events are a synthesis of Ben's clinical experience and his contagious passion for wine. Ben hopes to fuse his experience producing countless tons of grapes and thousands of gallons of wine with his broad-reaching curiosity about all things oenological to produce innovative and exciting Kansas wines. When he's not drinking, thinking about drinking, or making things to drink, Ben enjoys eating good food. He also likes his wife/business partner Henri, his pets, and a good book.

Henri Gaeddert, Business Manager/Owner

Henri's interest in agriculture began young when she watched her mother work in greenhouses, vineyards, care for horses, and become a successful urban gardener. These experiences led her to explore on-the-job training at a local winery in harvesting, pruning, production assistance, and providing wine tasting services. Henri has taken part in several group gardening projects, including assisting her mother, over many years. Henri brings other job experiences to this ownership endeavor including providing direct services to clients, social media management, organizational development, database entry, event planning and executing, and Board of Directors leadership.

Henri's Anthropology degree from the University of Kansas has provided her with valuable interpersonal skills, cultural sensitivity and empathy. Henri shows dedication to her values and culture by completing an additional degree in Jewish Studies. Henri's ability to manage difficult circumstances with ease and maintain orderliness will make her an excellent business owner. Henri's perseverance and ability to quickly and efficiently problem-solve makes her an incredible asset to any business. Henri actively pursues knowledge and is increasing her business management skills through watching and attending online webinars, such as from the Kansas Small Business Development Center. Henri will be pursuing a Certified Specialist of Wine certification along with a Sommelier certification during the summer of 2021. Henri dedicates herself to her work during the day, then enjoys spending her evenings with her husband, pets, and a good glass of Chianti.

Devin Schneider, Winery Assistant

Devin feels just as comfortable behind the tasting room counter as he does between the vines. Several years ago a friend told him about a job opportunity that would give him a chance to stretch his legs outside a kitchen and a chance for fresh air. Starting as a pruner at the local vineyard, he continued for the next few years, trying his hand at every aspect of the wine process that they would allow him. He stomped peaches and led tastings, pruned in the snow and started to love conversations about wine. He found the whole process from vine to bottle engrossing and loved meeting people along the way that felt the same. He believes that the love of wine is universal and allows us opportunities to connect with people around the globe.

Devin plans to begin working towards a CSW certification, and would like to continue his education beyond that. After finishing his Bachelors of Visual Arts, he will begin taking classes about viticulture so that he may continue to grow as a vintner and improve his ability to make quality wine. He hopes to show that Kansas wine is worthy of being part of the world's wine culture.

Sara McClelland, Viticulturist

Sara grew up in Louisiana, moved to Kansas, earned a Bachelor's of Fine Arts at KU, and just never left. Her love for agriculture began on a small organic vegetable farm. She worked there for two seasons, learning about sustainable practices and the peace that can be found working with your hands outdoors. Sara's passion solidified when she was hired at a local winery. She was able to be involved in every stage of the winemaking process and found it fascinating. Sara is excited to bring mindful, sustainable practices and her viticulture experience to Hiatus Wine.

Our Story

Hiatus Wine grew out of a decade of passion for Kansas Wine. Growing grapes and making wine has always been our hiatus, and we want to spark that wine joy in others. From of the chaos of 2020, we decided to forge a new path and open our own winery.

- We secured a lease for our space in the 456 Wineries Incubator in October, 2020.
- Hiatus Wine held its first virtual class in November, 2020.
- We received our Kansas Farm Winery License in January, 2021.
- We will begin wine production in April, 2021.

Our Mission

Cultivating wine experiences with thought and care.

- Engagement. Using our personalized services, educational offerings, and customer-focused interaction to cultivate engagement.
- Humility. Representing ourselves, our products and services with appreciation and realism.
- Intention. Approaching viticulture and enology from an evidence-based perspective while using careful execution.
- Graciousness. Expressing gratitude for the opportunity to foster a meaningful wine experience.
- Consistency. Maintaining accuracy and follow-through, providing a reliable experience every time.
- Respect. Ensuring proper regard for the land, winemaking process, and customers.

Target Market

Lawrence, Kansas is an affluent, stylish market with a special affinity for local, sustainable products.

- Local spending on alcoholic beverages totals over $20mn annually according to ESRI Retail Goods and Services Expenditures reporting.
- WinesVines Analytics shows a 14% increase in direct-to-consumer wine sales from November, 2019 to November, 2020.
- Hiatus Wine's unique offerings and emphasis on substantive customer engagement will propel strong in-person and online sales.

Intended Use of Funds

Hiatus Wine is seeking funding to cover operating costs as we jumpstart our wine program:

- Inventory: We need the ingredients to make wine and bottles to put it in
- Lease: The rent we pay to 456 Wineries includes use of a fully-equipped winery facility, greatly reducing the capital outlay needed to turn grapes into bottles of finished wine.

Our Offerings

In addition to our engaging wine experiences, we plan to produce a range of ten unique wines in 2021. Here's a preview of a few of them:

- Florella: A blend of Viognier and Gewurztraminer sourced from the Maipo Valley, Chile. Rich and floral, this will be the first wine we release in Summer, 2021.
- Cider: "Brut Nature" style dry apple cider fermented in Colorado whiskey barrels. Released undisgorged for hazy fun.
- Great American Desert: Kansas-grown Amber Wine. Imagine a tropical smoothie that drinks like an age-worthy red wine.

Location

During our first year, we will be shipping and selling wine out of our location in Wamego, KS to online and local customers. We will open a tasting room during 2022 in Lawrence, KS, with plans to expand into an urban winery in 2023.

- Online sales are the future of retail wine sales. Focusing our online efforts during the coronavirus pandemic will allow us to grow more conservatively and consciously.
- When our environment is safer to operate in-person (hopefully in 2022), we will open a tasting room in Lawrence, KS to establish in-person sales and grow our presence in the Lawrence community.
- The Lawrence, KS community represents an attractive market for a new urban winery concept, which we plan to launch in 2023. Lawrence patrons value experiential offerings, and an urban winery would be a unique addition to the existing Lawrence food and beverage market.

Forecasted Milestones

- March, 2021: Plant our first wine and table grape vineyard at Sacred Sun Cooperative Farm.
- April, 2021: Begin production of a series of wines with fruit sourced from Maipo Valley, Chile.
- July, 2021: First deliveries of Hiatus's inaugural wines anticipated.
- August-October, 2021: Our inaugural crush-season for locally grown grapes; making wine at full capacity.
- July, 2022: Full availability of our range of wines.
- Summer 2022: Open Urban Winery location in Lawrence, KS.
- 2023-2024: Fully transition winemaking operations from 456 Wineries to our Urban Winery Location.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM

REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Offering Deadline	May 5, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$50,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Operating capital	$9,400	$47,000
Mainvest Compensation	$600	$3,000
TOTAL	$10,000	$50,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the [Campaign Page](#)
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 5.0%[2]
Payment Deadline	2025-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.0 x 1.8 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.56%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$10,000	1.0%
$20,000	2.0%
$30,000	3.0%
$40,000	4.0%
$50,000	5.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.8x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Benjamin Gaeddert	50%
Henri Gaeddert	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Hiatus Wine was established in October, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Hiatus Wine's fundraising. However, Hiatus Wine may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$129,600	$155,520	$171,072	$188,179	$206,997
Cost of Goods Sold	$40,000	$48,000	$52,800	$58,079	$63,886
Gross Profit	$89,600	$107,520	$118,272	$130,100	$143,111
EXPENSES					
Insurance	$3,600	$3,690	$3,782	$3,876	$3,972
Legal & Professional Fees	$500	$512	$524	$537	$550
Rent	$15,000	$15,375	$15,759	$16,152	$16,555
Operating Profit	$70,500	$87,943	$98,207	$109,535	$122,034

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V